June 20, 2005


Mail Stop 4561


Jonathan W. Trutter
Chief Executive Officer
Deerfield Triarc Capital Corp.
8700 West Bryn Mawr Avenue, 12th Floor
Chicago, IL 60631

Re:	Deerfield Triarc Capital Corp.
	Amendment No. 3 to Form S-11 filed on June 14, 2005
	Amendment No. 4 to Form S-11 filed on June 15, 2005
	File No.  333-123762

Dear Mr. Trutter:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note your response to prior comment 1 and have reviewed the operative agreements. We note that Section 5 of your stock agreement and Section 2(d) of your option agreement allow your manager to transfer incentive stock and options to any employee or officer or person who provides services to the manager (as opposed to you) upon advance notice to your plan administrator (compensation committee approval is not required). We further note that your manager is not in any way restricted from making transfers prior to the expiration of a year from the date of issuance. Finally, we note that all transfers would be made in consideration of services rendered. We do not see how lack of a general solicitation or the confidential determination of allocation amounts bears on the manager`s status as an underwriter. In light of the foregoing, please reconsider whether your manager will be taking incentive shares with a view toward distribution and, if it is, please tell us what exemption from registration you intend to rely on for distributions to your manager`s employees and service providers.
2. We note your supplemental correspondence dated June 8, 2005, related to the tax opinion to be provided by Hunton & Williams in connection with your planned reduction of the ownership limit on Ross
Financial Corporation and the increase in the ownership limits for other shareholders. Please confirm that the tax opinion to be attached as an exhibit to your registration statement will take into account your planned changes in ownership limits.
3. We note your response to prior comment 2, that your manager and Triarc have already brought you investment opportunities. In the appropriate section of your MD&A, please identify all such investments made by you and describe the affiliation with your manager or Triarc. Also, please amend your discussion of conflicts of interest beginning on page 10 to indicate that your manager has already caused you to invest in affiliated entities and quantify the investment.

Our Business Strengths, page 7
4. In the first paragraph, please disclose limits on your ability to invest in alternative asset classes. In the second paragraph, please disclose limits on your ability to invest in "higher-yielding fixed income asset classes." Also, please remove the modifier "substantial" from the last sentence. In the third paragraph, please remove the modifier "extensive" from the first sentence. Also, please provide us with supplemental support for your assertion that your manager and Triarc currently provide you with investment opportunities across all of your asset classes. In the fifth paragraph, remove the modifier "extensive" from the title and quantify (as a percentage of portfolio) investment opportunities to date.
Other

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Matt Maulbeck at 202-551-3466 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3780 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


cc:	Daniel M. LeBey, Esq. (via facsimile)
	Hunton & Williams LLP


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Deerfield Triarc Capital Corp.
June 20, 2005
Page 1